Exhibit 99.1

Baosheng Media Group Holdings Limited Announces Pricing of Initial Public Offering

Beijing, China, February 8, 2021 – Baosheng Media Group Holdings Limited (the “Company”), a China-based online marketing solution provider, today announced the pricing of its initial public offering (“Offering”) of 6,000,000 ordinary shares at a public offering price of US$5.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on February 8, 2021 under the ticker symbol “BAOS”.

The Company expects to receive aggregate gross proceeds of US$30 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 900,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about February 10, 2021, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for expanding the Company’s business scale and securing authorized agency status of additional media, building its own network of key opinion leaders, expanding its manpower and talent pool, and for general working capital purposes.

The Offering is being conducted on a firm commitment basis. Univest Securities, LLC is acting as the representative of the underwriters and sole book-running manager for the Offering. Hunter Taubman Fischer & Li LLC acts as counsel to the Company, and Ortoli Rosenstadt LLP acts as counsel to Univest Securities, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-239800) and was declared effective by the SEC on February 5, 2021, and a registration statement filed pursuant to Rule 462(b) (File No. 333- 252826) which increased the number of registered shares from 5,000,000 to 6,000,000 became effective upon filing with the SEC. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Univest Securities, LLC, by email at IBAssistDesk@univest.us or standard mail to Univest Securities, LLC, Attn: 375 Park Avenue, 15th Floor, New York, NY 10152. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the company’s website at http://ir.bsacme.com/.

About Univest Securities, LLC

Registered with FINRA since 1994, Univest Securities, LLC provides a wide variety of financial services to its institutional and retail clients globally including brokerage and execution services, sales and trading, market making, investment banking and advisory, wealth management. It strives to provide clients with value-add service and focuses on building long-term relationship with its clients. For more information, please visit: www.univest.us.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com